EXHIBIT 4.9

Cooperation Agreement

Parties
Golden Group Corporation (Shenzhen) Limited
Graduate School (Shenzhen) of Beijing University or GSBU (Shenzhen)

February 17, 2006

Golden Group Corporation (Shenzhen) Limited (“Golden Group”) enters into a cooperation agreement with the Graduate School (Shenzhen) of Beijing University, or GSBU (Shenzhen), whereby both parties agree to join their efforts to establish a laboratory to conduct research in the field of video surveillance (the “Laboratory”).

Cooperation Arrangement

1. GSBU (Shenzhen) agrees to provide office and laboratory facilities while Golden Group agrees to furnish the necessary equipment and to provide RMB 2 million to GSBU (Shenzhen). A separate account will be established under the name of the Laboratory. Payments by Golden Group shall be made directly to the account of the Laboratory and shall be used solely to purchase needed equipment for the Laboratory or conduct related research.

2. GSBU (Shenzhen) agrees to conduct research on the projects defined by Golden Group, as well as related academic theories, mostly in the field of video surveillance. The Laboratory will be operated mainly by professors and students from GSBU (Shenzhen), alongside with the assistance of 2-4 Golden Group engineers.

3. After the execution of the agreement, the Laboratory will be named Beida-Golden Laboratory System for Video Surveillance.

Rights and obligations

1. Payments by Golden Group will be disbursed on a project-by-project basis and shall be used solely for the purpose of purchasing needed equipment for the Laboratory or conducting related research.

2. GSBU (Shenzhen) agrees to assign its outstanding graduate students to work for the Laboratory, and the expense and compensation for the students’ research will be covered by the project funding provided by Golden Group.

3. GSBU (Shenzhen) agrees to provide two offices for the use of Golden Group engineers.

4. The compensation and expense of the engineers will be borne by Golden Group.

5. Any research product jointly developed by Golden Group and GSBU (Shenzhen) will be jointly owned by Golden Group and GSBU (Shenzhen) and cannot be transferred by one party to a third party without the consent of the other party.

6. The intellectual property rights of any product generated from projects requested by Golden Group will be owned by Golden Group and cannot be transferred without Golden Group’s consent.

7. GSBU (Shenzhen) further agrees to keep confidential any information derived directly or indirectly from the research projects.

8. Both parties agree to join their efforts in expanding their international communications and cooperation.

9. GSBU (Shenzhen) agrees to provide professional and theoretical training to Golden Group’s employees.

10. Both parties agree to cooperate in publishing articles and academic publications in the fields of computer security and video surveillance.

12. Golden Group agrees to provide students at GSBU (Shenzhen) with opportunities to tour Golden Group and observe its business operations, subject to Golden Group’s regulations.

The agreement may be subsequently amended or supplemented by both parties.

Golden Group Corporation (Shenzhen) Limited
/s/ Jianguo Jiang

Graduate School (Shenzhen) of Beijing University
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